Barry Pershkow Partner	Chapman and Cutler LLP 1717 Rhode Island Avenue NW Washington, DC 20036-3026 Tel: 202.478.6492 pershkow@chapman.com

November 7, 2023

FILED VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

IndexIQ Active ETF Trust (the “Registrant”)

File No. 333-183489; 811-22739

Dear Mr. Rosenberg:

This letter responds to your comments provided by telephone on November 2, 2023, regarding the preliminary proxy statement for IndexIQ Active ETF Trust (the “Trust”) filed on behalf of the IQ Ultra Short Duration ETF (the “Fund”) with the Commission on October 27, 2023 (the “Preliminary Proxy Statement”). Changes made as a result of your comments will be reflected in the Trust’s definition proxy statement.

Comment 1: The Staff notes that the section entitled “What are Shareholders Being Asked to Approve?” under Proposal 1 discusses that IndexIQ and the Trust are seeking an updated exemptive order from the SEC. Please remove this paragraph or clearly indicate that this discussion relates to Proposal 2 and that it is separate and distinct from Proposal 1.

Response: The Registrant has made the requested change by removing the disclosure relating to Proposal 2 from the Proposal 1 discussion.

Comment 2: The Staff notes that under the section entitled “What are the Anticipated Benefits of the Repositioning and the Proposed New Investment Subadvisory Agreement” the disclosure states that the potential benefits “include, among others…” Please disclose any other potential benefits, or if there are no others, delete the phrase “among others.”

Response: The Registrant has made the requested change by removing the phrase “among others.”

Comment 3: In the section entitled “What did the Board Consider in Approving the Repositioning and the Proposed New Subadvisory Agreement,” please disclose whether the Board considered the costs associated with the portfolio repositioning, including whether the fact that shareholders will bear the costs of repositioning the portfolio and that such costs could be substantial. Additionally, please disclose whether the Board considered that the portfolio repositioning could result in tax consequences for shareholders.

Response: The Registrant has made the requested change by adding the following disclosure:

“The Board considered the expected transaction costs and potential federal income tax consequences associated with changes to the Fund’s strategies as a result of the Repositioning, including the fact that Fund shareholders would bear such costs. The Board also noted that any realized gain that the Fund might experience as a result of the Repositioning was currently expected to be offset by the Fund’s current carry loss forward position.”

Comment 4: The disclosure that begins, “In considering the Repositioning and the Proposed New Subadvisory Agreement…” does not mention fall-out benefits as part of the analysis. Please include a reference to fall-out benefits in this paragraph.

Response: The Registrant has made the requested change by adding the following disclosure:

“(iv) any “fall-out” benefits that may be derived or to be derived by MacKay Shields from its relationships with the Trust.”

Comment 5: In the paragraph that begins, “The Proposed New Subadvisory Agreement provides that…” and discusses liability provisions, please disclose whether the new agreement differs from the proposed agreement, and if so, how it differs.

Response: The Registrant has made the requested change by adding the following disclosure to the end of the above-referenced paragraph:

“This provision of the Proposed New Subadvisory Agreement is substantially identical to the corresponding terms of the current investment subadvisory agreement with NYL Investors with respect to the Fund.”

Comment 6: With respect to the section entitled “What are Shareholders Being Asked to Approve” in Proposal 2, please revise the disclosure to state clarify that the Fund would be able to implement a multi-manager structure if shareholders approve the proposal and if the SEC grants the exemptive relief. Repeat elsewhere.

Response: The Registrant has made the requested change by revising the disclosure as follows:

“If shareholders of the Fund approve Proposal 2, and if the SEC grants the exemptive relief, the Fund would be able to implement a multi-manager structure.”

Additionally, the Trust confirms that similar disclosure throughout the proxy statement has been revised accordingly.

Comment 7: Please fully describe the conditions from the requested exemptive relief for establishing a multi-manager structure.

Response: The Trust confirms all of the conditions for establishing a multi-manager structure as stated in the requested exemptive application have been fully disclosed under the “What are the Conditions for Establishing a Multi-manager Structure?” section.

Comment 8: With respect to broker non-votes, the Staff notes the disclosure should state that if the beneficial owner does not provide voting instructions, the broker is not permitted to give a proxy with respect to the beneficial owner’s shares and those shares should not be counted as present for purposes of the quorum.

Response: The Registrant has made the requested change by revising the disclosure as follows:

“Any abstentions and “broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will not be treated as present for purposes of determining a quorum and therefore will not be included in the denominator for purposes of calculating the number of votes required to approve any proposal to adjourn the Special Meeting. In addition, under the rules of the New York Stock Exchange, if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power. As a result, these shares also will be treated as broker non-votes for purposes of proposals that may “affect substantially” a shareholder’s rights or privileges (but will not be treated as broker non-votes for other proposals, including adjournment of the Special Meeting) and will also not be treated as present for purposes of determining a quorum.”

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow

Barry Pershkow

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